Exhibit 99.2

ArcelorMittal

Sixth Supplemental Indenture

Dated as of February 28, 2012

U.S.$500,000,000 3.750% Notes due 2015

U.S.$1,400,000,000 4.500% Notes due 2017

U.S.$1,100,000,000 6.250% Notes due 2022

HSBC BANK USA, NATIONAL ASSOCIATION

Trustee

Supplement to Indenture dated as of May 20, 2009

providing for the issuance of

Debt Securities

SIXTH SUPPLEMENTAL INDENTURE, dated as of February 28, 2012 (this “Sixth Supplemental Indenture”), between ArcelorMittal, a société anonyme incorporated under Luxembourg law (hereinafter called the “Company”), and HSBC Bank USA, National Association (hereinafter called the “Trustee”) under the Indenture, dated as of May 20, 2009 (the “Base Indenture”).

RECITALS:

WHEREAS, the Base Indenture provides for the issuance from time to time thereunder, in series, of Securities of the Company, and Section 3.01 thereof provides for the establishment of the terms of the Securities issued thereunder in or pursuant to a Board Resolution or established in one or more indentures supplement hereto;

WHEREAS, the Base Indenture, pursuant to Section 9.01, provides that the Company and the Trustee may, without the consent of any Holder of Securities, at any time and from time to time, enter into one or more indentures supplemental thereto, in form satisfactory to the Trustee for any of the purposes provided in Section 9.01, including to provide for the issuance of additional Securities in accordance with the limitations set forth in the Base Indenture as of the date thereof;

WHEREAS, the Company desires by this Sixth Supplemental Indenture to create three new series of Securities to be issuable under the Base Indenture, as supplemented by the Fifth Supplemental Indenture dated as of February 28, 2012 (the “Fifth Supplemental Indenture”) and by this Sixth Supplemental Indenture, and to be known as the Company’s 3.750% Notes due 2015 (the “Series 2015 Notes”), the Company’s 4.500% Notes due 2017 (the “Series 2017 Notes”) and the Company’s 6.250% Notes due 2022 (the “Series 2022 Notes”, and together with the Series 2015 Notes and the Series 2017 Notes, the “Notes”), which are to be initially limited in aggregate principal amount as specified in this Sixth Supplemental Indenture and the terms and provisions of which are to be as specified in this Sixth Supplemental Indenture;

WHEREAS, the Company has delivered to the Trustee an Opinion of Counsel and an Officers’ Certificate pursuant to Sections 1.02 and 9.03 of the Base Indenture to the effect that all conditions precedent provided for in the Base Indenture relating to the Trustee’s execution and delivery of this Sixth Supplemental Indenture have been complied with and the execution of this Sixth Supplemental Indenture is permitted by the Base Indenture;

WHEREAS, the Company has requested that the Trustee execute and deliver this Sixth Supplemental Indenture, and all acts and things necessary have been done and performed to make this Sixth Supplemental Indenture enforceable in accordance with its terms, and the execution and delivery of this Sixth Supplemental Indenture has been duly authorized in all respects;

NOW, THEREFORE, the Company and the Trustee agree as follows:

ARTICLE I

DEFINITIONS; GENERAL

Section 1.1 Provisions of the Indenture.

Except insofar as herein otherwise expressly provided, all the definitions, provisions, terms and conditions of the Base Indenture shall remain in full force and effect. The Base Indenture, as amended and supplemented by the Fifth Supplemental Indenture and by this Sixth Supplemental Indenture, is in all respects ratified and confirmed, and the Base Indenture, the Fifth Supplemental

Indenture and this Sixth Supplemental Indenture shall be read, taken and considered as one and the same instrument for all purposes.

Section 1.2 Definition of Terms.

For all purposes of this Sixth Supplemental Indenture and the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires (including for purposes of the Recitals):

(a) a term defined in the Base Indenture has the same meaning when used in this Sixth Supplemental Indenture unless otherwise specified herein;

(b) a term defined anywhere in this Sixth Supplemental Indenture has the same meaning throughout;

(c) the singular includes the plural and vice versa; and

(d) headings are for convenience of reference only and do not affect interpretation.

Section 1.3 General. The terms of this Sixth Supplemental Indenture shall apply to the Notes issued under the Base Indenture and shall not apply to any other series of Securities.

“Authorized Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Corporate Secretary, any Vice-President, any Finance Special Proxy Holder or any member of the Group Management Board.

“Interest Period” means the period during which interest accrues from the Closing Date or, if interest has already been paid, from the date it was most recently paid.

“Security” means any mortgage, charge, pledge or other real security interest (sûreté réelle).

“Substitute Rating Agency” means a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) of the United States Securities Exchange Act of 1934, as amended, selected by the Company (as certified by an Officer’s Certificate confirming the decision of the Board of Directors) as a replacement agency for Moody’s or S&P, or both of them, as the case may be.

ARTICLE II

GENERAL TERMS AND CONDITIONS OF THE NOTES

Section 2.1 Designation and Principal Amount.

There is hereby authorized and established three new series of Securities designated the “3.750% Notes due 2015”, initially limited to an aggregate principal amount of U.S.$500,000,000, “4.500% Notes due 2017”, initially limited to an aggregate principal amount of U.S.$1,400,000,000 and the “6.250% Notes due 2022”, initially limited to an aggregate principal amount of U.S.$1,100,000,000, which amounts shall be specified in the Company Order for the authentication and delivery of Notes pursuant to Section 3.03 of the Indenture. The Series 2015 Notes shall mature on February 25, 2015. The Series 2017 Notes shall mature on February 25, 2017. The Series 2022 Notes shall mature on February 25, 2022.

The Company may, from time to time and without the consent of the Holders, issue additional Series 2015 Notes, Series 2017 Notes or Series 2022 Notes on terms and conditions identical to those of the applicable series of Notes, which additional notes shall increase the aggregate principal amount of, and shall be consolidated and form a single series with, the applicable series of Notes.

Section 2.2 Forms Generally.

The Notes shall be in substantially the forms set forth in Exhibit A to this Sixth Supplemental Indenture.

ARTICLE III

PAYMENT OF ADDITIONAL INTEREST BASED ON RATING EVENTS

The interest rate payable on the Notes of each series will be subject to adjustments from time to time if either Moody’s or S&P or, in either case, any Substitute Rating Agency thereof downgrades (or subsequently upgrades) the debt rating assigned to the Notes of that series, in the manner described below. It shall be the obligation of the Company to promptly notify the Trustee of any change in interest rate payable on the Notes pursuant to this Article III. Such notice shall be by Officer’s Certificate, on which the Trustee shall conclusively rely. The Trustee shall have no obligation to monitor the debt rating assigned to any Notes or for the setting of interest rates applicable to any Notes.

If the rating from Moody’s (or any Substitute Rating Agency thereof) of the Notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the Notes of that series will increase such that it will equal the interest rate payable on the Notes of that series on the date of their issuance plus the percentage set forth opposite the ratings from the table below:

Moody’s Rating*	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If the rating from S&P (or any Substitute Rating Agency thereof) of the Notes of a series is decreased to a rating set forth in the immediately following table, the interest rate on the Notes of that series will increase such that it will equal the interest rate payable on the Notes of that series on the date of their issuance plus the percentage set forth opposite the ratings from the table below:

S&P Rating*	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

*	Including the equivalent ratings of any Substitute Rating Agency.

If at any time the interest rate on the Notes of a series has been adjusted upward and either Moody’s or S&P (or, in either case, a Substitute Rating Agency thereof), as the case may be, subsequently increases its rating of the Notes of that series to any of the threshold ratings set forth above, the interest rate on the Notes of that series will be decreased such that the interest rate for the Notes of that series equals the interest rate payable on the Notes of that series on the date of their issuance plus the percentages set forth opposite the ratings from the tables above in effect immediately following the increase. If Moody’s (or any Substitute Rating Agency thereof) subsequently increases its rating of the Notes of a series to Baa3 (or its equivalent, in the case of a Substitute Rating Agency) or higher, and S&P (or any Substitute Rating Agency thereof) increases its rating to BBB- (or its equivalent, in the case of a Substitute Rating Agency) or higher, the interest rate on the Notes of that series will be decreased to the interest rate payable on the Notes of that series on the date of their issuance. In addition, the interest rates on the Notes of each series will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the Notes of that series become rated A3 and A- (or the equivalent of either such rating, in the case of a Substitute Rating Agency) or higher by Moody’s and S&P (or, in either case, a Substitute Rating Agency thereof), respectively (or one of these ratings if the Notes are only rated by one rating agency).

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P (or, in either case, a Substitute Rating Agency thereof), shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the Notes of a series be reduced to below the interest rate payable on the Notes of that series on the date of their issuance or (2) the total increase in the interest rate on the Notes of a series exceed 2.00% above the interest rate payable on the Notes of that series on the date of their issuance.

No adjustments in the interest rate of the Notes of a series shall be made solely as a result of a rating agency ceasing to provide a rating of such series of Notes. If at any time fewer than two rating agencies provide a rating of the Notes of a series for a reason beyond its control, the Company will use its commercially reasonable efforts to obtain a rating of such series of Notes from a Substitute Rating Agency, to the extent one exists, and if a Substitute Rating Agency exists, for purposes of determining any increase or decrease in the interest rate on the Notes of a series pursuant to the tables above (a) such Substitute Rating Agency will be substituted for the last rating agency to provide a rating of such series of Notes but which has since ceased to provide such rating, (b) the relative rating scale used by such Substitute Rating Agency to assign ratings to senior unsecured debt will be determined in good faith by an independent investment banking institution of national standing appointed by the Company and, for purposes of determining the applicable ratings included in the applicable table above with respect to such Substitute Rating Agency, such ratings will be deemed to be the equivalent ratings used by Moody’s or S&P, as applicable, in such table, and (c) the interest rate on the Notes of such series will increase or decrease, as the case may be, such that the interest rate equals the interest rate payable on the Notes of such series on the date of their issuance plus the appropriate percentage, if any, set forth opposite the rating from such Substitute Rating Agency in the applicable table above (taking into account the provisions of clause (b) above) (plus any applicable percentage resulting from a decreased rating by the other rating agency). For so long as only one rating agency provides a rating of the Notes of a series, any subsequent increase or decrease in the interest rate of such series of Notes necessitated by a reduction or increase in the rating by the Rating Agency providing the rating shall be twice the percentage set forth in the applicable table above. For so long as none of Moody’s, S&P or a Substitute Rating Agency provides a rating of the Notes of a series, the interest rate on the Notes of such series will increase to, or remain at, as the case may be, 2.00% above the interest rate payable on the Notes of such series on the date of their issuance.

Any interest rate increase or decrease described above will take effect from the first day of the Interest Period during which a rating change requires an adjustment in the interest rate. If Moody’s or S&P (or, in either case, a Substitute Rating Agency thereof) changes its rating of the Notes of a series more than once during any particular Interest Period, the last change by such Rating Agency will control for purposes of any interest rate increase or decrease with respect to the Notes of such series described above relating to such rating agency’s action.

If the interest rate payable on the Notes is increased as described above the term “interest,” as used with respect to the Notes, will be deemed to include any such additional interest unless the context otherwise requires.

ARTICLE IV

PAYMENT OF ADDITIONAL AMOUNTS

Section 10.11 of the Base Indenture is hereby deleted in its entirety and replaced with the following:

“Section 10.11. Payment of Additional Amounts.

(a) The Company will make all payments of principal, and premium (if any) and interest on the Securities without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within Luxembourg or any jurisdiction in which ArcelorMittal is resident for tax purposes (or in the case of a successor entity any jurisdiction in which such successor entity is organized or resident for tax purposes (or any political subdivision or taxing authority thereof or therein)) (each, as applicable, a “Relevant Jurisdiction”), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, the Company or any successor entity, as the case may be, will make such deduction or withholding, make payment of the amount so withheld to the appropriate governmental authority and will pay such additional amounts (“Additional Amounts”) as will result in receipt by the Holders of such amounts as would have been received by the Holders had no such withholding or deduction been required by the Relevant Jurisdiction, except that no Additional Amounts will be payable:

(i) for or on account of:

(A) any tax, duty, assessment or other governmental charge that would not have been imposed but for:

(1) the existence of any present or former connection between the Holder or beneficial owner of such Security, as the case may be, and the Relevant Jurisdiction including, without limitation, such Holder or beneficial owner being or having been a citizen or resident of such Relevant Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein, other than merely holding such Security or the receipt of payments thereunder;

(B) the presentation of such Security (where presentation is required) more than 30 days after the later of the date on which the payment of the principal of, premium, if any, or interest on, such Security became due and payable pursuant to the terms thereof or was made or duly provided for, except to the extent that the holder thereof would have been entitled to such Additional Amounts if it had presented such Security for payment on any date within such 30-day period;

(C) the failure of the Holder or beneficial owner to comply with a timely request of the Company or any successor entity addressed to the holder or beneficial owner, as the case may be, to provide information, documentation and certification concerning such Holder’s or beneficial owner’s nationality, residence, identity or connection with any Relevant Jurisdiction, if and to the extent that due and timely compliance with such request would under applicable law, regulation or administrative practice have reduced or eliminated any withholding or deduction as to which Additional Amounts would have otherwise been payable to such Holder; or

(D) the presentation of such Security (where presentation is required) for payment in the Relevant Jurisdiction, unless such Security could not have been presented for payment elsewhere;

(ii) any estate, inheritance, gift, sale, transfer, excise or personal property or similar tax, assessment or other governmental charge;

(iii) any withholding or deduction in respect of any tax, duty, assessment or other governmental charge where such withholding or deduction is imposed or levied on a payment pursuant to (x) European Council Directive 2003/48/EC (as such directive has been or shall be amended or replaced) or any other Directive implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directives; or (y) the bilateral agreements concluded between the European Union member states and several third countries or dependent or associated territories of the European Union pursuant to article 17.2 of the European Council Directive 2003/48/EC (as such agreements may be amended and/or replaced); or

(iv) any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (a), (b) and (c); or

(v) with respect to any payment of the principal of, or premium, if any, or interest on, such Security to a holder who is a fiduciary, partnership or Person other than the sole beneficial owner of any payment to the extent that such payment would be required to be included in the income under the laws of a Relevant Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, or a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner, or beneficial owner been the holder thereof.

(b) Whenever there is mentioned in any context the payment of principal of, and any premium or interest on, any Security, such mention will be deemed to include payment of Additional Amounts provided for in the Indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.”

ARTICLE V

MISCELLANEOUS

Section 4.1 Separability Clause. In case any provision of this Sixth Supplemental Indenture shall be invalid, illegal, unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 4.2 Trustee. The Trustee accepts the trusts created by this Sixth Supplemental Indenture upon the terms and conditions set forth in the Indenture. The Trustee makes no representations as to the validity or sufficiency of this Sixth Supplemental Indenture or of the Notes, except that the Trustee represents that it is duly authorized to execute and deliver this Sixth Supplemental Indenture, authenticate the Notes and perform its obligations hereunder. The Trustee or any Authenticating Agent shall not be accountable for the use or application by the Company of Notes or the proceeds thereof.

Section 4.3 Counterparts. This Sixth Supplemental Indenture may be executed in any number of separate counterparts each of which shall be an original for all purposes; but such separate counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Sixth Supplemental Indenture to be duly executed by their respective officers thereunto duly authorized, on the day and year first above written.

ARCELORMITTAL

By:	/s/ Thierry Royer
Name: Thierry Royer
Title: Finance Special Proxy Holder

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Finance Special Proxy Holder

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Ignazio Tamburello
Name: Ignazio Tamburello
Title: Vice President